Exhibit 99.1

SODASTREAM REPORTS 2014 FOURTH QUARTER RESULTS

Revenue In-Line With Guidance; Adjusted Net Income Ahead of Plan

AIRPORT CITY, Israel – February 25, 2015 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of sparkling water makers, announced today its results for the three and twelve month periods ended December 31, 2014.

For the fourth quarter ended December 31, 2014:

•	Revenue was $126.5 million compared to $168.1 million in the fourth quarter 2013
•	Adjusted EBITDA* was $16.7 million compared to $5.9 million in the fourth quarter 2013
•	Adjusted net income* was $7.5 million compared to net income of $0.7 million in the fourth quarter 2013
•	Adjusted diluted earnings per share* were $0.35 compared to diluted earnings per share of $0.03 in the fourth quarter 2013

For the year ended December 31, 2014:

•	Revenue was $511.8 million compared to $562.7 million in 2013
•	Adjusted EBITDA* was $52.6 million compared to $62.2 million in 2013
•	Adjusted net income* was $27.9 million compared to $42.0 million in 2013
•	Adjusted diluted earnings per share* were $1.31 compared to $1.96 in 2013

* 2014 Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of restructuring costs and goodwill impairment. Adjusted net income and adjusted diluted earnings per share eliminates the effect of restructuring costs.

Restructuring & Goodwill Impairment

During the fourth quarter of 2014, the Company recorded non-cash, pre-tax charges totaling $15.6 million as part of the restructuring and growth plan it announced on October 29, 2014. $3.1 million of the total charge was associated with the transition to the new plant in Southern Israel and included the elimination and impairment of fixed assets at the Company’s other production facilities. $12.5 million of the total charge related to the transformation of the Company’s product lines and included the write-off of fixed assets and inventory associated with discontinued products. The Company also recorded a goodwill impairment charge of $3.3 million relating to its acquisition of CEM Industries in 2011.

“During the fourth quarter we set a new course for the company that we believe positions SodaStream to take advantage of the rapidly transforming beverage industry,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “We are confident that repositioning the brand around health & wellness and launching a completely new portfolio of water enhanced flavors fits perfectly with the changing nature of consumer demands and will reaccelerate participation in our home carbonation system. As we announced, in conjunction with our growth plan, we have begun to reform our operational and organizational structure to better support our new strategy and drive improved efficiencies. While our actions will impact our near-term performance, we believe they will put us on stronger footing for delivering long-term profitable growth and increased shareholder value.”

Fourth Quarter 2014 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	December 31, 2013	December 31, 2014	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
The Americas	$72.7	$37.2	$(35.5)	(49%)
Western Europe	71.6	66.9	(4.7)	(7%)
Asia-Pacific	14.8	16.4	1.6	11%
Central & Eastern Europe, Middle East, Africa	9.0	6.0	(3.0)	(33%)
Total	$168.1	$126.5	$(41.6)	(25%)

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	December 31, 2013	December 31, 2014	Decrease	Decrease
	In millions USD			%
Sparkling water maker Starter Kits	$77.8	$53.1	$(24.7)	(32%)
Consumables	87.8	72.5	(15.3)	(17%)
Other	2.5	0.9	(1.6)	(65%)
Total	$168.1	$126.5	$(41.6)	(25%)

Product Segment Unit Breakdown
	Three Months Ended
	December 31, 2013	December 31, 2014	Increase (Decrease)	Increase (Decrease)
	In thousands			%
Sparkling water maker Starter Kits	1,542	1,018	(524)	(34%)
CO2 Refills	5,375	6,289	914	17%
Flavors	9,751	6,054	(3,697)	(38%)

The decrease in revenue compared to the fourth quarter 2013 was mainly due to lower demand for sparkling water makers and flavors in the U.S. during the holidays, partially as a result of the elimination of discounting and promotional activities that took place in the same period in 2013, and also reflects an adverse foreign currency exchange rate impact of $7.6 million, primarily due to the weakening of the Euro/U.S. Dollar exchange rate by 7%.

Gross margin for the fourth quarter 2014 (before the impact of restructuring costs) was 50.4% compared to 42.4% for the same period in 2013. The increase compared with last year was primarily attributable to improved margins on sparkling water makers due to significantly lower discounting and promotional activities and a higher share of CO2 refills, partially offset by the impact of unfavorable changes in foreign currency exchange rates.

Sales and marketing expenses for the fourth quarter 2014 were $42.9 million, or 33.9% of revenue, compared to $56.2 million, or 33.5% of revenue for the same period in 2013. The decrease was primarily attributable to lower advertising and promotion expenses, which decreased $9.5 million to 14.9% of revenue from 16.8% of revenue in the same period in 2013 and lower distribution costs due to the lower sales volume. Selling and marketing expenses also benefited from changes in foreign currency (mainly the weakening of the Israeli Shekel/U.S. Dollar exchange rate by 7%), partially offset by additional expenses from our Japanese distribution channel, which was acquired in the second quarter of 2014.

General and administrative expenses for the fourth quarter 2014 were $9.4 million, or 7.5% of revenue, compared to $12.5 million, or 7.4% of revenue in the same period in 2013. The decrease was mainly due to a $4.8 million share-based payments provision reversal, partially offset by expenses from our Japanese distribution channel and the impact of favorable changes in foreign currency exchange rates.

Operating income )before the impact of restructuring costs) increased to $8.1 million, or 6.4% of revenue, compared to $2.6 million, or 1.6% of revenue in the same period in 2013. Operating income included $3.3 million impairment (in other expenses) of goodwill related to the acquisition of CEM Industries SRL in 2011.

The net negative impact of foreign currency exchange rate changes on operating income in comparison with the same period in 2013 was $2.1 million.

Financial income was $0.5 million compared to a $1.6 million expense in the same period in 2013 due to profit from reduction in the value of long term, low interest bank loans the company received in Euro during the second half of 2014 and profit from currency hedging transactions.

Tax expense was $1.2 million compared to $0.3 million in the same period in 2013.

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Balance Sheet Review

Cash and cash equivalents and bank deposits at December 31, 2014 were $46.9 million compared to $40.9 million at December 31, 2013. The increase was primarily due to positive cash flow from operating activities and long-term loans partially offset by acquisition of property, plant and equipment, mainly for our new plant, repayment of short-term debt and the acquisition of our Japanese distribution channel.

Cash flow from operating activities in 2014 was $35.6 million compared to $2.8 million in 2013. The increase in cash flow from operating activities was mainly due to tighter working capital control that led to a lower increase in working capital in 2014 compared with 2013. Working capital, before the impact of restructuring, increased $11.7 million in 2014 ($3.4 million including the restructuring impact) compared to $60.3 million increase in 2013.

The Company had $43.9 million of bank debt at December 31, 2014 compared to $15.5 million at December 31, 2013. The increase in bank debt is due to the long-term, low interest bank loans obtained to finance the construction of the new plant.

Working capital at December 31, 2014, after the impact the restructuring, increased 2.2% to $158.8 million compared to $155.4 million at December 31, 2013. Inventories at December 31, 2014 decreased 1.6% to $138.4 million compared to $140.7 million at December 31, 2013, mainly due to the impact of restructuring actions, which included inventory write-off of $8.3 million.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed with the Securities and Exchange Commission today under the cover of Form 6-K and have been posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, February 25, 2015) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call at the above website address.

About SodaStream International

SodaStream is the world's leading manufacturer and distributor of Sparkling Water Makers, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water more exciting and fun to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries, including 15,000 retail stores in the United States. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of restructuring costs and goodwill impairment. Adjusted net income and adjusted diluted earnings per share eliminates the effect of restructuring costs.

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The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the Company’s operations. Adjusted net income and Adjusted diluted EPS exclude restructuring costs because it is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2014 and other documents filed with or furnished to the Securities and Exchange Commission.  These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations including Reported (Non - IFRS) to IFRS Reconciliation

In thousands (other than per share amounts)

For the twelve months ended December 31

	2013 IFRS	2014 Non-IFRS	Restructuring	2014 IFRS
	(Audited*)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$562,723	$511,774	$-	$511,774
Cost of revenue	277,153	250,379	8,307	258,686

Gross profit	285,570	261,395	(8,307)	253,088

Operating expenses
Sales and marketing	186,289	177,668	-	177,668
General and administrative	50,353	49,795	-	49,795
Other expenses, net	-	3,312	7,342	10,654

Total operating expenses	236,642	230,775	7,342	238,117

Operating income	48,928	30,620	(15,649)	14,971

Interest expense, net	551	401	-	401
Other financial expense
(income), net	1,695	(1,593)	-	(1,593)

Total financial (income)
expense, net	2,246	(1,192)	-	(1,192)

Income before income taxes	46,682	31,812	(15,649)	16,163

Income tax expense	4,655	3,868	-	3,868

Net income for the period	42,027	27,944	(15,649)	12,295

Net income per share
Basic	2.02	1.33	(0.74)	0.59
Diluted	1.96	1.31	(0.73)	0.58

Weighted average number of Shares
Basic	20,791	20,968	20,968	20,968
Diluted	21,428	21,251	21,251	21,251

* Derived from 2013 audited financial statements.

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Consolidated Statements of Operations including Reported (Non - IFRS) to IFRS Reconciliation

In thousands (other than per share amounts)

For the three months ended December 31

	2013 IFRS	2014 Non-IFRS	Restructuring	2014 IFRS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$168,110	$126,526	$-	$126,526
Cost of revenue	96,781	62,711	8,307	71,018
Gross profit	71,329	63,815	(8,307)	55,508
Operating expenses
Sales and marketing	56,242	42,945	-	42,945
General and administrative	12,467	9,437	-	9,437
Other expenses, net	-	3,312	7,342	10,654
Total operating expenses	68,709	55,694	7,342	63,036
Operating income (loss)	2,620	8,121	(15,649)	(7,528)
Interest expense (income), net	256	(151)	-	(151)
Other financial expense
(income), net	1,359	(383)	-	(383)
Total financial expense (income), net	1,615	(534)	-	(534)
Income (loss) before income tax	1,005	8,655	(15,649)	(6,994)
Income tax expense	324	1,196	-	1,196
Net income (loss) for the period	681	7,459	(15,649)	(8,190)
Net income per share
Basic	0.03	0.36	(0.75)	(0.39)
Diluted	0.03	0.35	(0.74)	(0.39)
Weighted average number of shares
Basic	20,892	21,007	21,007	21,007
Diluted	21,474	21,076	21,076	21,076

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Consolidated Balance Sheets as of

	December 31,	December 31,
	2013	2014
	(Audited*)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$40,885	$46,880
Inventories	140,709	138,392
Trade receivables	123,936	94,217
Other receivables	22,208	34,789
Derivative financial instruments	538	1,035
Total current assets	328,276	315,313

Property, plant and equipment	107,132	124,817
Intangible assets	48,104	44,389
Deferred tax assets	1,089	2,506
Other receivables	398	273
Total non-current assets	156,723	171,985

Total assets	484,999	487,298

Liabilities
Loans and borrowings	15,452	9,239
Derivative financial instruments	103	491
Trade payables	90,749	67,011
Income tax payable	9,869	11,740
Provisions	1,614	2,469
Other current liabilities	29,674	27,882
Total current liabilities	147,461	118,832
Loans and borrowings	-	34,645
Employee benefits	2,221	2,174
Provisions	714	122
Deferred tax liabilities	2,997	750
Total non-current liabilities	5,932	37,691

Total liabilities	153,393	156,523

Shareholders’ equity
Share capital	3,378	3,400
Share premium	193,649	198,918
Translation reserve	3,394	(14,908)
Retained earnings	131,185	143,365
Total shareholders’ equity	331,606	330,775

Total liabilities and shareholders’ equity	$484,999	$487,298

* Derived from 2013 audited financial statements.

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Consolidated Statements of Cash Flows
	For the twelve months ended		For the three months ended
	December 31,		December 31,
	2013	2014	2013	2014
	(Audited*)	(Unaudited)	(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income (loss) for the period	$42,027	$12,295	$681	$(8,190)

Adjustments:
Amortization of intangible assets	2,253	2,948	484	906
Change in fair value of derivative financial instruments	(310)	(906)	(43)	418
Exchange rate differences on long-term loans and borrowing	-	(2,986)	-	(1,956)
Depreciation of property, plant and equipment	12,740	14,099	4,135	4,014
Share-based payment	11,019	3,760	2,781	(2,972)
Restructuring costs	-	15,649	-	15,649
Goodwill impairment	-	3,312	-	3,312
Interest expense (income), net	551	401	256	(151)
Income tax expense	4,655	3,868	324	1,196
	72,935	52,440	8,618	12,226

Decrease (increase) in inventories	(20,217)	(12,658)	17,374	2,946
Decrease (increase) in trade and other receivables	(44,406)	21,471	(8,640)	(1,954)
Increase (decrease) in trade payables	3,259	(22,570)	12,024	(1,082)
Increase in employee benefits	111	49	87	119
Increase (decrease) in provisions and other current liabilities	(9,226)	1,371	(9,804)	(2,562)
	2,456	40,103	19,659	9,693
Interest paid	(485)	(438)	(196)	(145)
Income tax received	3,769	956	-	241
Income tax paid	(2,960)	(5,036)	(673)	(675)
Net cash provided by operating activities	2,780	35,585	18,790	9,114

Cash flows from investing activities
Interest received	91	87	3	45
Proceeds from short term bank deposits, net	-	-	10,000	-
Proceeds from sales of property, plant and equipment	1,628	-	1,628	-
Proceeds from derivative financial instruments, net	417	797	367	1,324
Acquisition of subsidiary, net of cash acquired	(1,179)	-	-	-
Acquisition of property, plant and equipment	(39,799)	(55,174)	(13,503)	(11,208)
Acquisition of intangible assets	(4,844)	(5,684)	(1,301)	(1,630)
Net cash used in investing activities	(43,686)	(59,974)	(2,806)	(11,469)

Cash flows from financing activities
Proceeds from exercise of employee share options	4,184	860	173	40
Receipts of long-term loans and borrowings	-	49,253	-	19,043
Repayments of long-term loans and borrowings	-	(2,383)	-	(2,383)
Change in short-term debt	15,452	(15,452)	(4,561)	(6,622)
Net cash provided by (used in) financing activities	19,636	32,278	(4,388)	10,078

Net increase (decrease) in cash and cash equivalents	(21,270)	7,889	11,596	7,723
Cash and cash equivalents at the beginning of the period	62,068	40,885	29,211	39,901
Effect of exchange rates fluctuations on cash and cash equivalents	87	(1,894)	78	(744)

Cash and cash equivalents at the end of the period	$40,885	$46,880	$40,885	$46,880

* Derived from 2013 audited financial statements.

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  Information about Revenue in Reportable Segments

	The Americas	Western Europe	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Twelve months ended:
December 31, 2013 (Audited*)	$218,169	268,500	43,554	32,500	$562,723
December 31, 2014 (Unaudited)	$142,301	281,690	53,837	33,946	$511,774

Three months ended:
December 31, 2013 (Unaudited)	$72,666	71,649	14,816	8,979	$168,110
December 31, 2014 (Unaudited)	$37,160	66,885	16,441	6,040	$126,526

* Derived from 2013 audited financial statements.

EBITDA and Adjusted EBITDA

	Twelve months ended		Three months ended
	December 31,		December 31,
	2013	2014	2013	2014
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$42,027	$12,295	$681	$(8,190)
Interest expense (income), net	551	401	256	(151)
Income tax expense	4,655	3,868	324	1,196
Depreciation and amortization	14,993	17,047	4,619	4,920
EBITDA	62,226	33,611	5,880	(2,225)

Restructuring	-	15,649	-	15,649
Impairment of goodwill	-	3,312	-	3,312

Adjusted EBITDA	$62,226	$52,572	$5,880	$16,736

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The following tables present the Company’s revenue, by

product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2013	2014	2013	2014
	(Audited*)	(Unaudited)	(Unaudited)
	Revenue
	(in thousands)

Sparkling water maker starter kits (including exchange cylinders)	$233,146	$172,614	$77,796	$53,080
Consumables	317,798	327,400	87,829	72,565
Other	11,779	11,760	2,485	881
Total	$562,723	$511,774	$168,110	$126,526

	Twelve months ended		Three months ended
	December 31,		December 31,
	2013	2014	2013	2014
	(Audited*)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Sparkling water maker starter kits (including exchange cylinders)	41.4%	33.7%	46.3%	42.0%
Consumables	56.5%	64.0%	52.2%	57.4%
Other	2.1%	2.3%	1.5%	0.6%
Total	100.0%	100%	100.0%	100%

  * Derived from 2013 audited financial statements.

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